SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

National Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number)

Dan Asher

111 W. Jackson Blvd., Suite 2220

Chicago, Illinois 60604

(312) 692-5009

with copies to:

Andrew Freedman, Esq.

Sebastian Alsheimer, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 636375206	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS

Sphinx Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,298,032 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,298,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,298,032 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.55%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

CUSIP No. 636375206	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS

Oakmont Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,298,032 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,298,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,298,032 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.55%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

CUSIP No. 636375206	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS

Equitec Proprietary Markets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,709,730 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,709,730 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,709,730 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.59%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020

CUSIP No. 636375206	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS

Daniel Asher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,007,762 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

3,007,762 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,007,762 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.14%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

Explanatory Note

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held by each of Sphinx and Equitec were purchased with Mr. Asher’s personal funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,298,032 shares of Common Stock held by Sphinx is approximately $4,189,258, excluding brokerage commissions. The aggregate purchase price of the 1,709,730 shares of Common Stock held by Equitec is approximately $5,069,133, excluding brokerage commissions. 382,530 shares of Common Stock owned by Equitec were originally purchased by Equitec Specialists, LLC, an affiliate of Equitec also controlled by Mr. Asher, in 2019 and transferred to Equitec Proprietary Markets on March 30, 2020 for no consideration.

Item 5.	Interest in Securities of Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 13,584,593 shares of Common Stock outstanding as of July 31, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020.

A.	Sphinx

(a)	As of the close of business on December 9, 2020, Sphinx beneficially owned 1,298,032 shares of Common Stock.

Percentage: Approximately 9.55%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,298,032

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,298,032

(c)	Sphinx has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 1 to the Schedule 13D.

B.	Oakmont

(a)	As the general partner of Sphinx, Oakmont may be deemed to beneficially own the 1,298,032 shares of Common Stock owned by Sphinx.

Percentage: Approximately 9.55%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,298,032

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,298,032

(c)	Oakmont has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 1 to the Schedule 13D.

C.	Equitec

(a)	As of the close of business on December 9, 2020, Equitec beneficially owned 1,709,730 shares of Common Stock.

Percentage: Approximately 12.59%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,709,730

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,709,730

(c)	The transactions in the shares of Common Stock by Equitec since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and incorporated herein by reference.

D.	Mr. Asher

(a)	As the President of Oakmont and the 50% owner of Equitec, Mr. Asher may be deemed to beneficially own the (i) 1,298,032 shares of Common Stock owned by Sphinx and (ii) 1,709,730 shares of Common Stock owned by Equitec.

Percentage: Approximately 22.14%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 3,007,762

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 3,007,762

(c)	Mr. Asher has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 1 to the Schedule 13D except for those transactions in the shares of Common Stock made by Equitec on behalf of Mr. Asher since the filing of Amendment No. 1 to the Schedule 13D that are set forth on Schedule A and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2020

Sphinx Trading, LP

By:	Oakmont Investments, LLC, its general partner

By:	/s/ Daniel Asher
	Name:	Daniel Asher
	Title:	President

Oakmont Investments, LLC

By:	/s/ Daniel Asher
	Name:	Daniel Asher
	Title:	President

Equitec Proprietary Markets, LLC

By:	/s/ Daniel Asher
	Name:	Daniel Asher
	Title:	Authorized Signatory

/s/ Daniel Asher
Daniel Asher

SCHEDULE A

Transactions in the Shares of Common Stock of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Equitec Proprietary Markets, LLC

Purchase of Common Stock	20,769	2.6905	11/17/2020
Purchase of Common Stock	119,541	2.6233	12/08/2020
Purchase of Common Stock	17,313	2.7040	12/09/2020